Exhibit 99.1

First High-School Education Group Announces Fiscal Year 2021 Unaudited Financial Results

-- Full Year Revenues of RMB400.2 million, up 13.7% year-over-year

-- Full Year Student Enrollments from Continuing Operations of 21,247, up 3.0% year-over-year

-- Total Number of School Programs from Continuing Operations of 22, up 4.8% year-over-year

Beijing, China, April 13, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the fiscal year ended December 31, 2021.

Fiscal Year 2021 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB400.2 million (US$62.8 million), an increase of 13.7% from RMB351.9 million in 2020.

●	Gross profit was RMB126.5 million (US$19.8 million), a decrease of 18.1% from RMB154.5 million in 2020.

●	Income from continuing operations was RMB50.7 million (US$7.4 million), a decrease of 37.9% from RMB81.7 million in 2020.

●	Net income was RMB39.9 million (US$6.3 million), a decrease of 51.3% from RMB81.9 million in 2020.

●	Adjusted net income[1] (Non-GAAP) was RMB39.9 million (US$6.3 million), a decrease of 51.3% from RMB81.9 million in 2020.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of December 31, 2021 was 21,247, an increase of 3.0% from 20,637 as of December 31, 2020.

●	The total number of school programs at our school programs and public schools that we provide management services as of December 31, 2021 was 22, an increase of 4.8% from 21 as of December 31, 2020.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

In 2021, under high market uncertainty and changing regulatory environment, First High-School Education Group achieved stable and high-quality development. Compared with 2020, the Company’s revenue from continuing operation increased by 13.7% to RMB400.2 million. The total number of school programs from continuing operations at our school programs and public schools that we provide management services was 22, and respective student enrollments was 21,247, as of December 31, 2021. We are extremely proud of the quality of the education service we provide. For the 2021 graduation year, we grouped top in similar schools with students scored above 700 or 600, and schools with students of most increased scores from entrance to graduation in China.

The Company’s fiscal year 2021 profit margin decreased comparatively with 2020, mainly due to non-recurring expenses caused by our initial public offering, and costs related with new school openings. School management must be balanced and long-time focused. We strongly believe our profitability will be greatly increased in 2022 along with the ramp-up of our new schools and overall efficiency improvements.

In 2022, the Company has three specific goals. First, the Company expects to have all the school programs currently in operation yielding improved financial results compared with last year. Second, the Company plans to open certain new high school programs and new vocational education school programs. Third, the Company plans to further extend its service offerings to fully cover the entire educational system, primarily comprising of rendering education auxiliary materials, education human resources, education logistic and boarding services, and education technology. We expect the newly established services to complement our existing school programs and yield greater profitability.

In compliance with the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China and other applicable PRC regulations, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations.

The discontinued operations of the Affected Entities had certain impact on the Company’s financials conditions for the year ended December 31, 2021. Loss from discontinued operations was RMB10.9 million (US$1.7 million) for the year ended December 31, 2021.

Fiscal Year 2021 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB400.2 million (US$62.8 million), an increase of 13.7% from RMB351.9 million in 2020. The increase was primarily driven by greater student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools, along with the higher tuition income and boarding fees.

Revenues from customers were RMB349.3 million (US$54.8 million), an increase of 12.4% from RMB310.6 million in 2020. The increase was primarily driven by greater student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools, along with the higher tuition income and boarding fees.

Revenues from government cooperative agreements were RMB50.9 million (US$8.0 million), an increase of 23.4% from RMB41.3 million in 2020, primarily due to increased number of publicly-sponsored students served.

Cost of revenues

Cost of revenues were RMB273.7 million (US$43.0 million), an increase of 38.7% from RMB197.4 million in 2020. The increase was primarily due to the increased staff cost from opening of new schools and enlarged curriculum coverage in arts and sports.

Gross profit

Gross profit was RMB126.5 million (US$19.8 million), a decrease of 18.1% from RMB154.5 million in 2020.

Gross margin was 31.6%, compared with 43.9% in 2020. The decreased gross margin was primarily due to the higher cost of revenues resulted from (1) increased staff costs due to increased number of employees and increased compensation level to attract more talents; and (2) increased school operating expenses, especially for new schools with relatively lower cost efficiency than our existing schools.

Net operating expenses

Net operating expenses were RMB66.0 million (US$10.4 million), an increase of 20.1% from RMB54.9 million in 2020.

●	Selling and marketing expenses were RMB7.1 million (US$1.1 million), an increase of 8.6% from RMB6.5 million in 2020. The increase was primarily due to the increased expenses in brand promotion and marketing activities in relation to the opening of new schools and assertive school opening plan made in 2021.

●	General and administrative expenses were RMB61.8 million (US$9.7 million), an increase of 17.4% from RMB52.7 million in 2020. The increase was primarily due to certain non-recurring expenses in relation to the Company's initial public offering in March 2021.

●	Government grants were RMB2.9 million (US$0.5 million), a decrease of 31.1% from RMB4.2 million in 2020, primarily due to certain delay in payments from governments in 2021.

Income from operations

Income from operations was RMB60.5 million (US$9.5 million), a decrease of 39.2% from RMB99.6 million in 2020.

Income from continuing operations

Income from continuing operations was RMB50.7 million (US$8.0 million), a decrease of 37.9% from RMB81.7 million in 2020.

Loss from discontinued operations

Loss from discontinued operations was RMB10.9 million (US$1.7 million), compared with an income of RMB0.1 million in 2020.

Net income

Net income was RMB39.9 million (US$6.3 million), a decrease of 51.3% from RMB81.9 million in 2020.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB39.9 million (US$6.3 million), a decrease of 51.3% from RMB81.9 million in 2020.

Business Outlook

For the full fiscal year 2022, the Company expects total revenues of continuing operations to be between RMB480.0 million to RMB520.0 million, representing an increase of 15% to 24% on a year- over- year basis. This outlook reflects the Company's current and preliminary views on the market and operational conditions, and the outlook ranges for fiscal year 2022 reflect a number of assumptions that are subject to change based on uncertainties.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the year ended December 31, 2021. Loss from discontinued operations was RMB10.9 million (US$1.7 million) for the year ended December 31, 2021.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Wednesday, April 13, 2022, at 8:00 AM U.S. Eastern Time (8:00 PM April 13, 2022, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	800-963976
Mainland China	4001-206115
Passcode	4750951

A telephone replay of the conference call may be accessed by phone at the following numbers until April 20, 2022.

International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	5111348

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company's management to assess the Company's operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company's most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned "Reconciliation of GAAP to Non-GAAP Measure" included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company's business is primarily conducted in China and all of the revenues are denominated in Renminbi ("RMB"). This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Revenues
Revenue from customers	310,640	349,280	54,810
Revenue from governments cooperative agreements	41,272	50,947	7,995
Total revenues	351,912	400,227	62,804
Cost of revenues	(197,412)	(273,746)	(42,957)
Gross profit	154,501	126,481	19,848

Operating expenses and income
Selling and marketing expenses	(6,517)	(7,076)	(1,110)
General and administrative expenses	(52,656)	(61,819)	(9,701)
Government grants	4,245	2,924	459
Income from operations	99,572	60,509	9,495

Other income (expenses):
Interest income	1,155	1,125	177
Interest expense	(5,747)	(12,913)	(2,026)
Foreign currency exchange loss, net	469	-	-
Others, net	1,689	3,576	561
Income from Continuing Operations before Income Tax	97,139	52,298	8,207
Income tax expenses	(15,404)	(1,577)	(247)
Income (loss) from Continuing Operations	81,735	50,721	7,959
Discontinued Operations	123	(10,863)	(1,705)
Net Income	81,858	39,859	6,255

Comprehensive income - Continuing Operations	81,735	50,721	7,959
Comprehensive income (loss) - Discontinued Operations	123	(10,863)	(1,705)

Attributable to
Shareholder of the Company	81,633	50,635	7,946
Non-controlling interests	101	86	13

Earnings per ordinary share
Basic and diluted	1.16	0.69	0.11

Weighted average number of ordinary share outstanding
Basic and diluted	70,488,700	73,234,944	73,234,944

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash	111,978	144,409	22,661
Restricted cash	59,600	-	-
Accounts receivable, net of allowance for doubtful accounts	30,779	39,975	6,273
Amounts due from related parties	1,964	217,238	34,089
Prepaid expenses and other current assets	45,383	29,653	4,653
Other receivables from the controlling shareholder	78,500	-	-
Total current assets	328,203	431,275	67,677

Property and equipment, net	127,007	140,670	22,074
Intangible assets, net	48,975	47,523	7,457
Goodwill	40,218	164,873	25,872
Deferred tax assets	12,271	42,193	6,621
Amounts due from related parties	500	-	-
Other non-current assets	18,045	56,488	8,864
Total assets	575,220	883,022	138,565

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Liabilities and Equities
Current liabilities
Contract liabilities	164,191	152,448	23,922
Deferred revenue from governments	-	-	-
Bank loans	110,778	-	-
Other payables due to the controlling shareholder	218,313	-	-
Accounts payable	8,063	13,616	2,137
Accrued expenses and other payables	68,163	350,829	55,053
Income tax payables	15,195	31,639	4,965
Amounts due to related parties	682	-	-
Total current liabilities	585,385	548,532	86,077

Borrowings	28,643	-	-
Deferred revenue from governments	26,140	29,328	4,602
Other long-term liabilities	16,881	84,256	13,222
Deferred tax liabilities	11,933	25,914	4,067
Total liabilities	668,982	688,030	107,967

Equity/(Deficit)
Ordinary shares	-	6	1
Additional paid-in capital	52,567	340,872	53,490
Statutory reserves	36,390	40,441	6,346
Accumulated deficit	(183,052)	(200,312)	(31,433)
Accumulated other comprehensive income	144	462	72
Total (deficit)/equity attributable to the shareholders of the Company	(93,950)	181,469	28,476
Non-controlling interests	187	13,523	2,122
Total (deficit)/equity	(93,762)	194,992	30,599

Total liabilities and (deficit)/equity	575,220	883,022	138,565

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	81,858	39,859	6,255
Add:
Share-based compensation expenses	-	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	81,858	39,859	6,255

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.